SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Franchise Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X 105

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

June 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
350,000
	8	SHARED VOTING POWER
4,197,462
	9	SOLE DISPOSITIVE POWER
350,000
	10	SHARED DISPOSITIVE POWER
4,197,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,547,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*       Percent of class is calculated based on (i) 35,161,402 shares of common stock, par value $0.01 (the “Common Stock” or “Shares”), of Franchise Group, Inc. (the “Issuer”) outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in a public offering on June 26, 2020 (the “Offering”).

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
676,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
676,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*       Percent of class is calculated based on (i) 35,161,402 shares of Common Stock of the Issuer, outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the SEC on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in the Offering.

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
676,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
676,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*       Percent of class is calculated based on (i) 35,161,402 shares of Common Stock of the Issuer, outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the SEC on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in the Offering.

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
676,471
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
676,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
676,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*       Percent of class is calculated based on (i) 35,161,402 shares of Common Stock of the Issuer, outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the SEC on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in the Offering.

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,520,991
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,520,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,520,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*       Percent of class is calculated based on (i) 35,161,402 shares of Common Stock of the Issuer, outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the SEC on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in the Offering.

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IA

SCHEDULE 13D

CUSIP No.	35180X 105

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
177,637 (1)
	8	SHARED VOTING POWER
4,547,462
	9	SOLE DISPOSITIVE POWER
177,637 (1)
	10	SHARED DISPOSITIVE POWER
4,547,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,725,099 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 13,889 shares of Common Stock underlying currently exercisable stock options.

*       Percent of class is calculated based on (i) 35,161,402 shares of Common Stock of the Issuer, outstanding as of June 15, 2020 as reported on the Issuer’s Form 10-Q filed with the SEC on June 18, 2020, plus (ii) 4,200,000 shares of Common Stock issued in the Offering, plus (iii) 13,889 shares of Common Stock underlying currently exercisable stock options

This Amendment No. 5 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018, as amended by Amendment No. 1 filed on August 9, 2018, Amendment No. 2 filed on July 12, 2019, Amendment No. 3 filed on October 28, 2019, and Amendment No. 4 filed on April 23, 2020 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Franchise Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of hedge funds.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

(6)	Dialectic Antithesis Partners, LP (“Dialectic”) is a Delaware limited partnership with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of Dialectic is investing in securities.

(7)	BR Dialectic Capital Management, LLC (“BR Dialectic”) is a Delaware limited liability company with a principal place of business located at 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business of BR Dialectic is serving as a general partner of hedge funds and acting as an exempt reporting advisor to various clients, including Dialectic.

(8)	The address of the business office of Bryant R. Riley is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

Bryant R. Riley beneficially owns an aggregate of 177,637 shares of Common Stock, consisting of 1,804 restricted shares of Common Stock, 13,889 shares of Common Stock underlying currently exercisable stock options and 161,944 shares of Common Stock held by Bryant R. Riley as custodian for his children, held jointly by Bryant R. Riley and his spouse and held by a trust of which Bryant R. Riley is the sole trustee.  The restricted shares of Common Stock and stock options owned by Bryant R. Riley were awarded to him in his former capacity as a director of the Issuer.  The shares of Common Stock held by Bryant R. Riley were purchased with personal funds for an aggregate purchase price of approximately $2,771,302 (excluding commissions).

Since the filing of the Schedule 13D Amendment No. 4 on April 23, 2020, the following Reporting Persons have acquired shares of Common Stock as follows:

(1)	1,705,353 shares of Common Stock previously owned directly by BRF were transferred to BRFBR.
(2)	BRF acquired 50,000 shares of Common Stock with working capital in the Offering for an aggregate purchase price of approximately $1,162,500 (excluding commissions).
(3)	BRPLP purchased 25,000 shares of Common Stock with working capital in the open market for an aggregate purchase price of approximately $535,935 (excluding commissions).

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

1.

As of the date hereof, (i) BRPLP beneficially owned directly 676,471 shares of Common Stock, representing 1.7% of the Issuer’s Common Stock, (ii) BRFBR beneficially owned directly 3,520,991 shares of Common Stock, representing 8.9% of the Issuer’s Common Stock, and (iii) BRF beneficially owned directly 350,000 shares of Common Stock, together with the shares of Common Stock beneficially owned directly by BRPLP and BRFBR, representing 11.6% of the Issuer’s Common Stock.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3. 4.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

BR Dialectic is a subsidiary of BRCM, a registered investment advisor, and is the general partner and investment manager of Dialectic. BRCM is a registered investment advisor and the parent company of BR Dialectic and BRF is the parent company of BRCM. As a result, BR Dialectic, BRCM, and BRF may be deemed to indirectly beneficially own the shares of Common Stock held by Dialectic

5.	Bryant R. Riley may beneficially own (i) 177,637 shares of Common Stock, representing 0.5% of the Issuer’s Common Stock, of which (a) 9,824 shares are held as sole custodian for the benefit of Abigail Riley, (b) 9,824 shares are held as sole custodian for the benefit of Charlie Riley, (c) 9,824 shares are held as sole custodian for the benefit of Eloise Riley, (d) 9,824 shares are held as sole custodian for the benefit of Susan Riley, (e) 63,824 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (vi) 58,824 shares held jointly by Bryant R. Riley and his spouse, (f) 1,804 shares of Common Stock held solely by Bryant R. Riley, and (g) 13,889 shares of Common Stock underlying currently exercisable stock options, and (ii) 4,547,462 shares held directly by BRF, BRPLP or BRFBR in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRF, BRPLP and BRFBR or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRPLP, BRPGP, BRCM, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

As of the date hereof, each of Dialectic, BR Dialectic, BRCM, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by Dialectic.

As of the date hereof, each of BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose, or direct the disposition of, the shares of Common Stock beneficially owned by BRF.

Item 7.	Material To Be Filed As Exhibits

Exhibit No.	Description
1*	Joint Filing Agreement by and among the Reporting Persons

* Filed herewith and replaces Exhibit 1 filed with the Schedule 13D filed with the Securities and Exchange Commission on August 6, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Franchise Group, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 2, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

DIALECTIC ANTITHESIS PARTNERS, LP

By:	/s/ John Fichthorn
Name:	John Fichthorn
Title:	Portfolio Manager

BR DIALECTIC CAPITAL MANAGEMENT, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Chairman of B. Riley Principal Merger Corp II, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher[1] Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenneth Young[2] President	President of B. Riley Financial, Inc.; Chief Executive Officer of B. Riley Principal Investments, LLC; and Director of B. Riley Principal Merger Corp II, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

1 As of the close of business on the date hereof, Thomas J. Kelleher directly owned 25,000 shares of Common Stock. The aggregate purchase price of the 25,000 shares of Common Stock that were purchased by Thomas J. Kelleher with personal funds is approximately $425,000. Thomas J. Kelleher has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

2 As of the close of business on the date hereof, Kenneth Young directly owned 1,804 restricted shares of Common Stock and beneficially owned 13,889 shares of Common Stock underlying currently exercisable stock options that were awarded to him in his former capacity as a director of the Issuer. Kenneth Young has the sole power to vote and dispose of such restricted shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such restricted shares of Common Stock. Kenneth Young will have the sole power to vote and dispose of the shares of Common Stock underlying his stock options upon exercise and will have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock underlying his stock options upon exercise.

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Daniel Shribman[3] Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; President of B. Riley Principal Investments, LLC; and Chief Executive Officer and Chief Financial Officer of B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States

Robert L. Antin[4] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D’Agostino[5] Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

3 As of the close of business on the date hereof, Daniel Shribman directly owned 11,471 shares of Common Stock. The aggregate purchase price of the 11,471 shares of Common Stock that were purchased by Daniel Shribman with personal funds is approximately $195,000. Daniel Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

4 As of the close of business on the date hereof, Robert L. Antin directly owned 15,000 shares of Common Stock. The 15,000 shares of Common Stock were purchased by Robert L. Antin with personal funds, through separate purchases between May 27, 2020 and June 29, 2020 for share prices ranging from $16.01 to $21.4042, for an aggregate purchase price of approximately $267,503. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

5 As of the close of business on the date hereof, Robert D’Agostino directly owned 17,647 shares of Common Stock. The aggregate purchase price of the 17,647 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $300,000. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

Michael J. Sheldon Director[6]	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims Director	Senior Vice President of Digital Strategy of Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

6 As of the close of business on the date hereof, Michael J. Sheldon directly owned 14,978 shares of Common Stock. The aggregate purchase price of the 14,978 shares of Common Stock that were purchased by Michael J. Sheldon with personal funds is approximately $130,131. Michael J. Sheldon has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Acquisitions of Shares of Common Stock Under Subscription Agreements

Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
5/27/2020	Purchase	4,000	$16.0585	Bryant R. Riley
6/26/2020	Purchase	50,000	$23.25	B. Riley Financial, Inc.
6/29/2020	Purchase	25,000	$21.4374	BRC Partners Opportunity Fund, L.P.
6/29/2020	Purchase	5,000	$21.404	Bryant R. Riley